Exhibit 99.1

Alcon Will Appeal Ruling in Patent Case

FORT WORTH, Texas – December 16, 2005 - Alcon, Inc. (NYSE:ACL) announced today that it would appeal a patent infringement ruling in favor of Advanced Medical Optics, Inc. (AMO) handed down today by a federal judge in Delaware. In the case, which was heard by a jury in 2005 (as previously reported), AMO claimed Alcon infringed its U.S. Patent Nos. 5,700,240 and 6,059,765, challenging certain features of Alcon's Infiniti® Vision System and the Advantec® and Everest™ software upgrades to Alcon's Legacy® cataract system. By the order entered today, the court set damages at $213.9 million. Although the court granted AMO’s motion for an injunction, the court also granted Alcon’s motion to stay the injunction pending the outcome of the appeal.

Alcon management expressed disappointment at the ruling and said it would appeal the decision. Alcon believes it has multiple legal and factual grounds to support its appeal.

Because the injunction was stayed by the court, Alcon will be able to continue to sell and distribute Infiniti® vision systems and Infiniti® FMS cassettes during the appeals process. Under the court’s order, existing customers and customers who purchase or lease new Infiniti® vision systems while the appeal is pending will be able to use them for the life of the equipment without interruption or restriction. Alcon will continue to provide full service for all of its machines and remains dedicated to developing and delivering superior technology for all aspects of cataract surgery.

Although Alcon will be appealing the decision, it will be required to record a charge of $213.9 million in the fourth quarter related to this litigation. While this appeal is pending, Alcon will continue to develop an alternative design of its Infiniti® FMS cassette, which it expects to have available in the first half of 2006.

About Alcon

Alcon, Inc. is the world’s leading eye care company with sales exceeding $3.9 billion in 2004. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, especially about the potential likelihood of being successful in our appeal of the judgment in this case. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, competition from other products already on the market or competitive products that reach the market in the future, challenges inherent in new product manufacturing and marketing, developments in legal cases that may affect our ability to market our products and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton – Alcon Investor Relations and

Strategic Corporate Communications

817-551-8974

www.alconinc.com